Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTS

We hereby consent to the incorporation by reference in the Prospectus Supplement, a draft of which is attached and initialed by us for identification purposes, which will be included in a Registration Statement to be filed on or about May 16, 2006, of our report dated March 9, 2006 relating to the financial statements of Barclays PLC and Barclays Bank PLC, which appears in the 2005 Annual Report to Shareholders of Barclays PLC, which is incorporated by reference in the combined Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended December 31, 2005. We also consent to the reference to us under the heading “Experts” in such Prospectus Supplement.

Yours sincerely

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, England

May 16, 2006